Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rubicon Reviews Drill Results from the Phoenix Project, Red Lake

    - Intercepts include 34.14 g/t gold over 1.00 metre, 28.07 g/t gold over 0.90 metres, 10.59 g/t gold over 1.57 metres, 10.46 g/t gold over 1.50 metres (incl. 25.60 g/t gold over 0.50 metres),
    14.65 g/t gold over 0.80 metres and 9.49 g/t gold over
    1.00 metre -

    TORONTO STOCK EXCHANGE SYMBOL: RMX
    AMEX SYMBOL: RBY

    TORONTO, July 30 /CNW/ - Rubicon Minerals Corp. (RMX.TSX : RBY.AMEX), is
pleased to provide a review, incorporating final assay results from the recently completed drill program on the North Peninsula Target, at the company's 100%-controlled Phoenix Gold Project in the heart of the prolific
Red Lake gold district. These results confirm the presence of a robust gold system that is open both along strike and down dip.
    A total of eight holes have tested the North Peninsula Target, on two east-southeasterly oriented sections, spaced approximately 50 metres apart
(see attached plan map and sections). Recent, previously unreported results, including 14.65 g/t gold over 0.80 metres, 9.49 g/t gold over 1.00 metre, 5.94
g/t gold over 2.15 metres and 1.25 g/t gold over 7.65 metres, continue to indicate the overall robust nature and continuation of the gold mineralization at depth and along strike.

    <<
    The North Peninsula Target is characterized by two distinct gold zones:

      1.)  The Lower Zone has returned assays that include 34.14 g/t gold over 1.00 metre, 28.07 g/t gold over 0.90 metres,
           10.59 g/t gold over 1.57 metres (incl. 16.90 g/t gold over
           0.92 metres), 10.46 g/t gold over 1.50 metres (incl.
           25.60 g/t gold over 0.50 metres), and 9.49 g/t gold over
           1.00 metres. Technical details of the zone are summarized
           below:

           The Lower Zone, currently intersected between 230 metres
           and 380 metres below surface is developed within a package of intensely altered mafic rocks, capped by ultramafic
           units. Alteration is characterized by intense
           silicification, biotite alteration and arsenopyrite
           replacement (locally up to fifty percent of the interval)
           of carbonate veins over widths ranging from four to nine
           metres. The overall thickness of the Lower Zone varies
           from 50 to 80 metres.

           The structural relationship of the ultramafic rocks,
           acting as a barrier to gold bearing fluids and capping the underlying mafic rocks, is considered a very prospective
           setting for gold mineralization. The intense style of
           alteration, the structural relationship of the ultramafic
           and mafic rocks, and the gold mineralization point to a
           number of striking similarities to documented zones from
           Goldcorp's Red Lake Mine.

      2.)  The Upper Zone has returned assays which include 14.65 g/t gold over 0.80 metres, 9.90 g/t gold over 1.30 metres,
           5.94 g/t gold over 2.15 metres (incl. 9.42 g/t gold over
           1.15 metres) and 4.44 g/t gold over 1.30 metres. Technical details of the zone are summarized below:

           The Upper Zone, situated less than 120 metres below
           surface, is developed within variably altered mafic
           volcanic rocks, characterized by the presence of intense
           biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including five
           to ten percent arsenopyrite. A westerly dipping fault zone associated with the gold bearing zone has been observed in all of the drill holes completed on the North Peninsula
           Target to date. The style of the gold mineralization,
           alteration and the presence of an intense fault zone,
           which acts as a conduit for the gold bearing fluids, is
           very similar to the setting of the gold mineralization
           observed at the Phoenix Gold Target, 1500 metres to the
           northeast. The Phoenix Gold target has 67 significant
           drill intercepts, averaging 10.66 g/t gold over 2.00
           metres and is currently defined over a strike length of
           500 metres and to a depth of 200 metres.
    >>

    A complete summary of results from the North Peninsula Target, the West
Mine, KZ and Deep Footwall Targets are presented below. A plan map and sections for the North Peninsula Target can be viewed on the company website at www.rubiconminerals.com.
    "Our exploration team continues to be encouraged by the positive drill results we are getting from the North Peninsula Target." said David Adamson,
President and CEO. "The presence of gold mineralization, in association with an intense alteration system strongly suggests that the North Peninsula Target is a robust gold mineralizing system. Along with the West Mine, KZ and Deep
Footwall Targets identified this past winter, the Phoenix Project continues to be our priority exploration target in the Red Lake Gold District."
    In addition to the North Peninsula Target, a number of new zones were intersected in the winter drill program. Presented below is a brief summary of these Target areas:

    <<
      1.)  West Mine Target :
           The West Mine Target is located west of the historical
           underground workings at the Phoenix Project and has
           previously (See news release dated June 19, 2007) returned
           42.99 g/t gold over 1.55 metres, from a fault zone
           containing visible gold. WMT-07-02, drilled 30 metres to
           the south, intersected the same structure however it did
           not contain any significant gold grades. Based on the gold mineralization observed to date and the moderate to strong alteration associated with this fault zone, this area
           continues to be a prospective target for follow up
           drilling.

           KZ Target :
           The KZ Target, located 600 metres northeast of the North
           Peninsula Target, was discovered during drilling in the
           winter of 2007. Situated at a depth of 80 to 100 metres
           below surface, the target has been intersected in two
           holes (KZ-07-01 and KZ-07-02). As previously reported,
           both holes have intersected significant gold
           mineralization, including 2.89 g/t gold over 9.00 metres
           (incl. 9.60 g/t gold over 1.00 metre and 7.29 g/t gold
           over 1.00 metre) and 5.41 g/t gold over 2.40 metres. This
           zone will be followed up in winter 2007-8.

      2.)  Deep Footwall Target :
           The Deep Footwall Target is located 950 metres to the
           northeast of the North Peninsula Target and was also
           discovered during drilling in the winter of 2007. DF-07-01 returned 23.55 g/t gold over 1.00 metre, at a depth of
           1250 metres vertical. This intercept is the deepest gold
           intercept on the Phoenix Project to date and provides
           support to expanding the deep drill program on the
           project.
    >>

    Future Phoenix Exploration plans

    The company is incorporating the new results into its property-wide, 3D geological model to aid in the identification of additional drill targets.
Plans are being formulated to follow up in late-Summer of 2007 on both the
North Peninsula Target, which is open both along strike and down dip, and the
West Mine Target. In addition, a series of deep exploratory holes are planned in late-Summer of 2007 to test for the extension of mineralization to depth below known zones and to test between 350 metres and 1500 metres vertical, in several priority areas of the property where no previous drilling has been carried out.

    Rubicon Minerals Corporation is a well-funded, gold-focused exploration company which is owned 32.8% by Rob McEwen. Rubicon controls over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of
Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to the Phoenix Project, Rubicon is currently drilling its 60% owned
McCuaig project in Red Lake and is also carrying out drilling on its extensive
Pogo district holdings in Alaska as part of its aggressive 12-month $8.0 MM exploration program.

    RUBICON MINERALS CORPORATION

    David W. Adamson
    President & CEO

    <<
    Table 1: Phoenix Gold Project Assay Results (New Results
    indicated with asterisk)

                           NORTH PENINSULA TARGET
    ----------------------------------------------------------------
                                            Core
                        From       To      Length     Gold
    Hole Number          (m)       (m)       (m)      (g/t)
    ----------------------------------------------------------------
    NPZ-07-01           180.20    181.20     1.00      9.93
    ----------------------------------------------------------------
                        253.60    254.50     0.90     28.07
    ----------------------------------------------------------------
                        320.15    321.65     1.50     10.46
    ----------------------------------------------------------------
               incl     320.15    320.65     0.50     25.60
    ----------------------------------------------------------------
    NPZ-07-02            97.70     99.00     1.30      9.90
    ----------------------------------------------------------------
                        309.33    310.62     1.29      5.40
    ----------------------------------------------------------------
               incl     309.96    310.62     0.66      8.30
    ----------------------------------------------------------------
    NPZ-07-04           326.24    327.33     1.09      6.85
    ----------------------------------------------------------------
    NPZ-07-05            95.40     96.70     1.30      4.44
    ----------------------------------------------------------------
                        293.70    295.27     1.57     10.59
    ----------------------------------------------------------------
               incl     294.35    295.27     0.92     16.90
    ----------------------------------------------------------------
                        340.35    341.35     1.00     34.14
    ----------------------------------------------------------------
    NPZ-07-06            97.70     99.85     2.15      5.94   (x)
    ----------------------------------------------------------------
               incl      98.70     99.85     1.15      9.42   (x)
    ----------------------------------------------------------------
                        326.60    334.25     7.65      1.25   (x)
    ----------------------------------------------------------------
    NPZ-07-07             8.20      9.00     0.80     14.65   (x)
    ----------------------------------------------------------------
                        325.50    327.50     2.00      2.64   (x)
    ----------------------------------------------------------------
    NPZ-07-08           308.90    309.90     1.00      9.49   (x)
    ----------------------------------------------------------------

                            WEST MINE TARGET
    ----------------------------------------------------------------
                                            Core
                        From       To      Length     Gold
    Hole Number          (m)       (m)       (m)      (g/t)
    ----------------------------------------------------------------
    WMT-07-01            87.90     89.45     1.55     42.99
    ----------------------------------------------------------------
                        121.00    122.00     1.00      8.70
    ----------------------------------------------------------------
                        455.70    459.70     4.00      1.58   (x)
    ----------------------------------------------------------------
    WMT-07-02           178.35    179.50     1.15      2.20   (x)
    ----------------------------------------------------------------
                        205.50    207.50     2.00      2.41   (x)
    ----------------------------------------------------------------

                          DEEP FOOTWALL TARGET
    ----------------------------------------------------------------
                                            Core
                        From       To      Length     Gold
    Hole Number          (m)       (m)       (m)      (g/t)
    ----------------------------------------------------------------
    DF-07-01           1322.40   1323.40     1.00     23.55
    ----------------------------------------------------------------

                                KZ TARGET
    ----------------------------------------------------------------
                                            Core
                        From       To      Length     Gold
    Hole Number          (m)       (m)       (m)      (g/t)
    ---------------------------------------------------------------
    KZ-07-01             80.90     83.30     2.40      5.41
    ----------------------------------------------------------------
    KZ-07-02            130.50    139.50     9.00      2.89
    ----------------------------------------------------------------
               incl     130.50    131.50     1.00      9.60
    ----------------------------------------------------------------
               incl     138.50    139.50     1.00      7.29
    ----------------------------------------------------------------
    >>

    True widths are estimated to be approximately 90% of reported lengths.
All assays were conducted on sawn NQ2-sized half core sections. Program assays by Accurassay Laboratories and ALS Chemex using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN
Resource Laboratories Ltd. Work programs are supervised by Terry Bursey,
P.Geo.,.the project Qualified Person under the definition of NI 43-101.

    A plan map and sections for the North Peninsula Target can be viewed on the company website at www.rubiconminerals.com.

    Forward-Looking Statements
    --------------------------
    This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements regarding the Company's exploration programs, the Company's expenditures on such exploration programs and the anticipated results of such exploration programs.
    Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions.
Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward- looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change
    These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

    The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00009365E          %CIK: 0001057791

    /For further information: Bill Cavalluzzo, Vice President-Investor
Relations, Toll free: 1-866-365-4706 or by E-mail at:
bcavalluzzo(at)rubiconminerals.com, Rubicon Minerals Corporation, Suite 1540-800,
West Pender Street, Vancouver, BC, CANADA, V6C 2V6/
    (RMX. RBY)

CO:  Rubicon Minerals Corporation

CNW 10:39e 30-JUL-07

NORTH PENINSULA TARGET - LOWER ZONE
Section 0
Section 1S
NPZ-07-03
-150m B.S.
2.64 / 2.00
NPZ-07-07
5.40 / 1.29
NPZ-07-02
10.59 / 1.57
incl. 16.90 / 0.92
NPZ-07-05
28.07 / 0.90
NPZ-07-01
34.14 / 1.00
NPZ-07-05
"OPEN" & UNTESTED
10.46 / 1.50
NPZ-07-01
1.25 / 7.65
NPZ-07-06
"OPEN" & UNTESTED
6.85 / 1.09
NPZ-07-04
-250m B.S.
9.49 / 1.00
NPZ-07-08
NSV
NPZ-07-08
Horizontal Scale
50 metres
Inclined Long Section
Strike 190 / -48
Viewed towards the Southeast
Lower Zone Intercept
Hanging Wall Intercept
No Significant Values
Gold Grade (g/t) / Intercept Width (metres)

Figure 3 : North Peninsula Target - Lower Zone Long Section

NORTH PENINSULA TARGET - UPPER ZONE
Section 0
Section 1S
-50m B.S.
14.65 / 0.80
NPZ-07-07
NSV
NPZ-07-03
9.90 / 1.30
NPZ-07-02
4.44 / 1.30
NSV
NPZ-07-01
NPZ-07-05
5.94 / 2.15
incl. 9.42 / 1.15
NPZ-07-06
NSV
NPZ-07-04
"OPEN" &
UNTESTED
"OPEN" &
UNTESTED
NSV
NPZ-07-08
-150m B.S.
Inclined Long Section
Strike 190 / -45
Viewed towards the Southeast
Upper Zone Intercept
Hanging Wall Intercept
No Significant Values
Gold Grade (g/t) / Intercept Width (metres)
Horizontal Scale
50 metres
Figure 4 : North Peninsula Target - Upper Zone Long Section